FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline 2009 Deferred Annual Bonus Plan (the Plan) notified the Company and the under-mentioned persons on 10 October 2012 of the following increases in their interests in Ordinary Shares and American Depositary Shares (ADSs) at a price of 1454 pence per Ordinary Share and $47.463 per ADS following the re-investment of dividends paid to shareholders on 4 October 2012.

Mrs D P Connelly	Acquisition of 22.859 ADSs under the personal contribution element of the Plan.

Acquisition of 23.410 ADSs under the matching element of the Plan (Company contribution).

Mr M Dunoyer	Acquisition of 34.000 Ordinary Shares under the personal contribution element of the Plan.
Acquisition of 35.167 Ordinary Shares under the matching element of the Plan (Company contribution).

Mr W C Louv	Acquisition of 24.302 ADSs under the personal contribution element of the Plan.
Acquisition of 24.824 ADSs under the matching element of the Plan (Company contribution).
The afore-mentioned individuals have elected to participate in the Plan in respect of their 2010 and 2011 bonus on a post-tax basis. The notional dividends accrued under the matching element will be paid out in proportion to the percentage of the participant's deferred annual bonus matching award holdings that will vest following the end of the relevant three year measurement period.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

11 October 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 11, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc